SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On March 1, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. (“EVS”) ANNOUNCES 2003 ANNUAL FINANCIAL RESULTS

•	COMPANY REPORTS SIGNIFICANT REDUCTION IN NET LOSS DESPITE LARGE INVESTMENT IN NEW PRODUCT LINES

Yoqneam, Israel, March 1, 2004 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today its financial results for the year ended December 31, 2003. Net sales for the year ended December 31, 2003 were $6.3 million, compared with $7.2 million, in the same period in 2002. Net loss for the year ended December 31, 2003 was $0.98 million, or $0.1 per share, compared with net loss of $1.68 million, or $0.17 per share, for the same period in 2002.

The reduction in revenues in 2003 resulted largely from the continued recession in the textile industry in the United States and Europe. In 2003, the Company vigorously pursued its strategy of diversifying its business with the development of “in-line throughout increase products” targeted at the non-woven and microelectronics industries, in addition to developing new products for on-loom weaving inspection. Despite the massive investment in the development of new product lines and marketing, the company significantly reduced its net loss.

EVS’ CFO Mr. Yaky Yanay said: “In 2003 the Company focused on three targets: reducing its burn rate, developing new “in-line throughput increase products” for the textile industry such as the LOOM-TEX™ and developing in-line throughput increase products” for the non-woven and microelectronics industries, such as its new wafer and LCD inspection monitoring systems. In the light of recent sales, we believe that our investment in the development of new products and new areas of business, is beginning to prove itself as a successful commercial strategy.”

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and micro electronic industries. Company products lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics. wafers and LCD industries.

Contact: Mr. Yaky Yanay-VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	2003	2002	2001
	U.S. dollars in thousands
	(except per share data)

REVENUES:	6,328	7,228	9,303
COST OF REVENUES:	3,748	4,660	6,803

GROSS PROFIT	2,580	2,568	2,500
RESEARCH AND DEVELOPMENT COSTS - net	1,431	1,340	1,405
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,598	1,545	1,625
General and administrative	637	1,404	886

OPERATING LOSS	(1,086)	(1,721)	(1,416)
FINANCIAL INCOME (EXPENSES)- net	60	34	89
OTHER INCOME	47	9	20

LOSS BEFORE TAXES ON INCOME	(979)	(1,678)	(1,307)
TAXES ON INCOME	3	6	6

LOSS FOR THE YEAR	(982)	(1,684)	(1,313)

LOSS PER SHARE - BASIC AND DILUTED	(0.10)	(0.17)	(0.13)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF LOSS PER SHARE - BASIC AND

DILUTED (IN THOUSANDS)	10,175	10,167	9,817

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	1,789	1,485
Restricted deposit	537
Accounts receivable:
Trade	1,021	652
Other	620	413
Inventories	3,139	3,211

T o t a l current assets	7,106	5,761

INVESTMENTS AND LONG-TERM RECEIVABLES:
Funds in respect of employee rights upon retirement	622	431
Other long-term receivables	99	103

	721	534

PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization	414	533

T o t a l assets	8,241	6,828

	December 31
	2003	2002
	U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	1,006
Current maturities of loan from shareholder	160	438
Accounts payable and accruals:
Trade	651	612
Deferred revenues	355	1,310
Other	2,427	2,291

T o t a l current liabilities	4,599	4,651

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	979	751
Loan from shareholder - net of current maturities	287

T o t a l long-term liabilities	1,266	751

COMMITMENTS AND CONTINGENT LIABILITIES

T o t a l liabilities	5,865	5,402

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
Authorized - 20,000,000 Ordinary Shares as of December 31, 2003
and 2002
Issued and outstanding:
December 31, 2003 - 13,006,466 Ordinary shares;
December 31, 2002 - 10,166,667 Ordinary shares	1,856	1,208
Receipts on account of shares to be allotted	140
Warrants	272
Additional paid-in capital	18,657	17,785
Accumulated deficit	(18,549)	(17,567)

T o t a l shareholders' equity	2,376	1,426

T o t a l liabilities and shareholders' equity	8,241	6,828

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: March 1, 2004